EXHIBIT 99.19

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

October 3, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is October 3, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have drilled 19 metres at 11 g/t gold (including 11 metres of 18.0 g/t gold) at the Yellowjacket high-grade zone, North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports results initial assay results from three core holes along the northern extension of the Yellowjacket Zone at the North Bullfrog Project, Nevada. The high-grade intercept in NB-13-356 (11.0m @ 18.0 g/t gold) is 50 metres down dip from the previously reported intersection in NB-13-355 (11.7m @ 9.5 g/t gold, NR13-22, Sept 18, 2013) and hole NB-13-358 (1.3m @ 11.6 g/t gold) is 50 metres to the north of the intersection in NB-13-355 (Figure 1, Table 1). As in previous results, gold and silver occur in these intersections as very fine grains of electrum, native gold and acanthite, a cyanide soluble silver sulfide. Metallic screen assays for gold show that in most samples more than 80% of the gold reports to the minus 100 micron fraction.

The Issuer now has results from 50 metre spaced drill fences for over 400 metres of strike length, in an area 50 - 100 metres wide to a depth of 150 - 200 metres of the high-grade Yellowjacket system.  By the conclusion of the 2013 drill program, 600 metres of strike will have been tested for potential inclusion in the project’s new resource calculation, presently scheduled for early 2014. These new results, and the prior results contained in the September 18, 2013 news release, represent the main vein stockwork zone over widths of 20 to 40 metres with results from the surrounding 50 to 100 metre wide mineralized alteration zone still pending. These latest drill results continue to demonstrate the continuity and expansion potential of this major new Nevada high-grade vein system discovery.

A similar style of vein mineralization has been encountered in additional holes to the north with assays pending (Figure 1).  These results continue to highlight the potential expansion of this high-grade system to the west and to the north, which may, in turn, add significantly to the area of the proposed higher grade starter pit. Even more important is the fact that this vein is completely blind at the surface so other similarly hidden veins may exist elsewhere on the property.

Hole NB-13-357 intersected a fault zone at the anticipated vein location which may have either displaced the vein or precluded good vein development. Wall rocks to the fault do host the typical disseminated type of lower grade mineralization.

Table 1: Significant intercepts* from recent core holes at Yellowjacket.
(intervals represent approximate true widths)

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver ** g/t)	Comments
NB-13-356	123.8	143.0	19.2	10.97	Pending	Az 90 Incl -65
Including	124.3	135.3	11.0	17.96
NB-13-357	153.1	177.1	23.9	0.40	Pending	Az 90 Incl -77
NB-13-358	36.7	53.3	16.6	1.79	Pending	Az 90 Incl -50
Including	51.4	52.7	1.3	11.58
*Intercepts calculated with 0.1g/t gold cutoff and up to 1metre of internal waste. ** Silver assays are pending

Figure 1: Location of Yellowjacket drill holes. Red collars and traces indicate holes reported in this press release. Blue indicates assays are pending. Black indicates previously released results. Significant mineralized faults are shown in dark red.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 70 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.  The Issuer’s independent consultants completed a robust positive Preliminary Economic Assessment on the existing resource in June, 2013.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated oxidized Indicated Resource of 36.7 Mt at an average grade of 0.26 g/t gold for 308,000 ounces of gold and an oxidized Inferred Resource of 220.4 Mt at 0.18 g/t gold for 1,289,000 ounces of gold (both at a 0.1 g/t gold cutoff), with appreciable silver credits.  Unoxidized Inferred mineral resources are 221.6 Mt at 0.19 g/t for 1,361,000 ounces of gold (at a 0.1 g/t gold cutoff).

Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted in structural feeder zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellowjacket targets.  The Issuer is actively pursuing both types of mineralization.

A video of the North Bullfrog project showing location, infrastructure access and 2010 winter drilling is available on the Issuer website at http://www.corvusgold.com/investors/video/.  For details with respect to the assumptions underlying the current resource estimate and Preliminary Economic Analysis, see the technical report entitled “Technical Report and Preliminary Economic Assessment for the North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated June 4, 2013 and available under the Issuer’s profile at www.sedar.com or on the Issuer’s website at www.corvusgold.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information (other than the resource estimate) that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the potential for any additional high-grade mineralization to be discovered to the west and to the north and south, thereby potentially significantly enhancing and expanding the possible “starter pit” area of the deposit; the potential for the Yellowjacket zone to be or become a large, at surface, high-grade, open pit deposit which could offer attractive mining economics, the possible impact of additional high grade mineralization in a starter pit to affect the economics of the project; the discovery and delineation of mineral deposits/resources/reserves and any expansion thereof beyond the current estimate, the potential for there to be additional high-grade mineralization within and below the current oxide deposit; the potential for any mining or production at North Bullfrog, the potential for the existence or location of additional high-grade veins and/or mineralization, whether at Yellowjacket or elsewhere, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially and adversely from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this mateiral change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Caution Regarding Adjacent or Similar Mineral Properties

This news release contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

October 4, 2013